March 22, 2012

Via EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Re:	Letter Dated March 8, 2012 Regarding Williams Controls, Inc., Form 10-K for the Fiscal Year Ended September 30, 2011, File No. 001-33066

Dear Mr. Dobbie:

This letter sets forth the responses of Williams Controls, Inc. (the “Company” or “we”) to each of the comments contained in the letter dated March 8, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the Company’s response to your inquiry.

Form 10-K: For the Year Ended September 30, 2011

Item 1. Business

Patents, Trademarks and Licenses, page 6

  We note the disclosure on page 7 regarding you license agreement with MMT. Please file this agreement as an exhibit to your next periodic report or explain why you believe it does not constitute a material contract pursuant to Item 601 (b)(10) of Regulation S-K. Please also revise your disclosure related to this agreement to discuss all material terms of the agreement. We note, for example, that you have not disclosed the minimum and actual royalty payments.

RESPONSE:

In the filing under review, the Company concluded that amounts related to royalty expense, amortization of the license fee and minimum royalties under our MMT license agreement were not material for all periods reported and as such, expanded disclosure of these items was not included in the Company’s notes to the financial statements. Further, because the amounts related to this agreement are immaterial, we do not believe it is required to be filed under Item 601 (b) (10) of Regulation S-K.

Although not included in the notes to the financial statements, the Company does include the minimum annual royalty payments that are required under the license agreement in the Contractual Obligations table on page 20 of our Form 10-K for the year ended September 30, 2011.

Following is detail of the royalty expense recorded in fiscal years 2007 – 2011 and the amount of amortization expense in each year related to the amortization of the license fee. Please note that all amounts shown are in thousands except per-share amounts.

	2011	2010	2009	2008	2007
MMT royalty expense	$143	$97	$61	$14	$127
MMT license fee amortization	5	28	28	28	28
Total expense recorded	148	125	89	42	155

Net of federal tax rate (34%)	$98	$83	$59	$28	$102
Earnings per share impact	$0.01	$0.01	$0.01	$0.00	$0.01

The Company concluded that the above amounts were immaterial to the Company’s financial statements as a whole.

We respectfully request the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (503) 684-8600.

Sincerely,

/s/ DENNIS E. BUNDAY

Dennis E. Bunday

Executive Vice President and

Chief Financial Officer